UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005

LEGRAND HOLDING S.A.

 (Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny

87000 Limoges

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures:

Unaudited Consolidated Condensed Financial Statements of Legrand Holding S.A. (IFRS), as of and for the period ended September 30, 2005

Unaudited Consolidated Condensed Financial Statements of Legrand SAS (IFRS), as of and for the period ended September 30, 2005

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

Summary

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Consolidated statements of income IFRS

	Legrand Holding SA
	Nine-month ended Sept 30, 2005	Nine-month ended Sept 30, 2004	Twelve-month ended Dec 31, 2004
	Euros, in millions

Net sales	2,357.5	2,203.2	2,926.3

Operating expenses
Cost of goods sold	(1,238.7)	(1,175.3)	(1,575.3)
Administrative and selling expenses	(613.6)	(563.0)	(758.9)
Research and development expenses	(180.8)	(179.5)	(241.7)
Other operating income (expense)	(17.0)	(1.9)	(9.9)

Operating income	307.4	283.5	340.5

Interest income (expense)	(139.3)	(171.7)	(231.4)
Loss on extinguishment of debt	0.0	0.0	(50.7)
Other income (expense)	(28.0)	(7.1)	5.8

Income before taxes, minority interests
and equity in earnings of investees	140.1	104.7	64.2

Income taxes	(60.5)	(53.0)	(43.7)

Net income before minority interests
and equity in earnings of investees	79.6	51.7	20.5

Minority interests	(1.8)	(1.0)	(1.2)
Equity in earnings of investees	0.8	2.2	2.6

Net income attributable to Legrand Holding	78.6	52.9	21.9

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Consolidated balance sheets IFRS

	Legrand Holding SA
	Sept 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions

ASSETS

Current assets
Cash and cash equivalents	127.5	68.3	67.9
Marketable securities	1.2	13.1	32.6
Restricted cash	14.7	27.0	37.0
Trade accounts receivable	593.5	495.7	509.9
Deferred income taxes	38.8	30.3	34.7
Other current assets	116.9	132.2	120.1
Inventories	471.4	422.0	385.5
Total current assets	1,364.0	1,188.6	1,187.7

Non current assets
Property, plant and equipment, net	790.4	807.7	893.9
Assets available for sale	9.6	8.3	21.0

Investments in associates	9.0	12.5	11.7
Investments in other companies	60.7	5.9	10.1
Goodwill	1,423.2	1,331.1	1,343.5
Trademarks, net	1,549.7	1,526.3	1,591.1
Developed Technology, net	268.5	337.7	449.9
Other intangible assets, net	65.5	51.5	46.5
Mirror swaps and Swaps associated with TSDI 3	15.0	25.7	36.5
Swaps associated with other borrowings	25.8	40.5	60.1
Restricted cash	0.0	0.0	90.5
Deferred income taxes	36.9	32.6	34.1
Other non-current assets	4.3	4.3	4.6
Total non current assets	4,258.6	4,184.1	4,593.5

Total assets	5,622.6	5,372.7	5,781.2

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	Legrand Holding SA
	Sept 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term borrowings	316.8	203.6	103.2
Accounts and notes payable	328.6	311.3	252.7
Deferred income taxes	4.1	3.8	3.0
Other current liabilities	400.1	380.5	355.2
Total current liabilities	1,049.6	899.2	714.1

Deferred income taxes	753.6	697.8	751.3
Other non-current liabilities	242.7	229.3	229.3
Long-term borrowings	1,610.4	1,674.4	2,197.7
Swaps associated with TSDI 1&2	47.5	80.8	121.8
Swaps associated with other borrowings	44.2	78.3	52.5
Subordinated securities	39.2	68.9	108.9

Related party loan	1,320.0	1,275.8	1,216.6

Shareholders' equity
Capital stock	759.4	759.4	759.4
Accumulated deficits	(175.5)	(254.0)	(275.9)
Translation reserve	(77.5)	(144.7)	(100.7)
Minority interests	9.0	7.5	6.2
	515.4	368.2	389.0

Total liabilities and shareholders' equity	5,622.6	5,372.7	5,781.2

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Consolidated statements of cash flows IFRS

	Legrand Holding SA
	Nine-month ended Sept 30, 2005	Nine-month ended Sept 30, 2004	Twelve-month ended Dec 31, 2004
	Euros, in millions

Net income attributable to Legrand Holding	78.6	52.9	21.9
Reconciliation of net income to net cash provided from (used in) operating activities :
- depreciation of tangible assets	105.9	107.6	141.5
- amortization of intangible assets	85.3	101.6	135.9
- financing charges amortization	2.2	0.0	0.6
- loss on extinguishment of debt	0.0	0.0	50.7
- changes in long-term deferred taxes	4.2	(4.2)	(27.3)
- changes in other long-term assets and liabilities	11.4	(2.7)	2.5
- minority interests	1.8	1.0	1.2
- equity in earnings of investees	(0.8)	(2.2)	(2.6)
- other items having impacted the cash	49.4	49.7	45.4
(Gains) losses on fixed asset disposals	5.1	(5.2)	(5.6)
(Gains) losses on sales of securities	0.1	0.2	0.3
Changes in operating assets and liabilities, net of effect
of investments in consolidated entities :
- inventories	(21.4)	(38.0)	(40.8)
- accounts receivable	(68.8)	(29.9)	9.8
- accounts and notes payable	6.8	45.8	60.9
- other operating assets and liabilities	3.2	41.7	29.2
Net cash provided from operating activities	263.0	318.3	423.6

Net proceeds from sales of fixed assets	7.0	33.9	45.4
Capital expenditures	(88.9)	(73.4)	(107.0)
Changes in other long-term financial assets and liabilities	(0.7)	0.0	0.0
Proceeds from sales of marketable securities	24.6	53.6	138.4
Investments in marketable securities	(0.1)	(3.4)	(18.5)
Investments in consolidated entities	(31.8)	0.0	0.0
Investments in non-consolidated entities	(58.2)	0.1	(0.1)
Net cash (used in) provided from investing activities	(148.1)	10.8	58.2

Related to shareholders' equity :
- capital increase	0.0	0.0	0.0
- dividends paid by Legrand Holding's subsidiaries	(1.1)	(0.7)	(0.8)
Other financing activities :
- reduction of subordinated securities	(29.7)	(29.2)	(39.9)
- new borrowings	100.0	4.7	929.7
- repayments of borrowings	(155.8)	(309.9)	(1,324.1)
- debt issuance costs	0.0	0.0	(6.3)
- increase (reduction) of bank overdrafts	25.0	3.6	(40.2)
Net cash (used in) provided from financing activities	(61.6)	(331.5)	(481.6)

Net effect of currency translation on cash	5.9	3.3	0.2
Increase (reduction) of cash and cash equivalents	59.2	0.9	0.4
Cash and cash equivalents at the beginning of the period	68.3	67.9	67.9
Cash and cash equivalents at the end of the period	127.5	68.8	68.3

Cash interest forthe period	115.2	136.3	182.9
Income taxes paid during the period	32.7	22.7	45.5

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Accounting policies and details

1)

Basis of presentation and accounting policies

The Group’s consolidated condensed financial statements are prepared in conformity with IFRS.

In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group’s consolidated financial position as of September 30, 2005, and the consolidated results of operations and cash flows for the six months period ended September 30, 2005. All such adjustments are deemed to be of a normal recurring nature.

2)

Inventories

Inventories are as follows:

	Legrand Holding SA
	Sept 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions

Purchased raw materials and components	165.5	143.6	129.5
Sub-assemblies, work-in-process	97.5	93.2	89.1
Finished goods	273.6	246.9	227.7
	536.6	483.7	446.3
Less cumulated allowances	(65.2)	(61.7)	(60.8)
	471.4	422.0	385.5

3)

Investments

	Legrand Holding SA
	Sept 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions

Investments in other companies	60.7	5.9	10.1
Investments in associates	9.0	12.5	11.7
	69.7	18.4	21.8

The main variation of the investments is related to the recent Group’s acquisitions, Van Geel and Zucchini.

4)

Long-term borrowings

Long-term borrowings are can be analyzed as follows:

	Legrand Holding SA
	Sept 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions

Senior Credit Agreement	0.0	0.0	1,323.8
Facility Agreement	614.5	847.5	0.0
High-Yield notes	568.0	535.7	555.4
8 ½% debentures	322.3	285.2	306.7
Other long-term borrowings	116.5	18.4	77.2
	1,621.3	1,686.8	2,263.1
Debt issuance costs	(10.9)	(12.4)	(65.4)
	1,610.4	1,674.4	2,197.7

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5)

Short-term borrowings

	Legrand Holding SA
	Sept 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions

Current portion of long-term debt	155.6	81.0	54.2
Current portion of capital leases	7.6	7.3	5.8
Bank overdrafts	86.5	80.9	39.4
Other short-term borrowings	67.1	34.4	3.8
	316.8	203.6	103.2

6)

Commitments and contingencies

The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that, if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

BTicino SpA litigation

In the second half of 2001, approximately 180 current and former employees of BTicino SpA, (BTicino), our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement, which the social security agency could seek to recover from the Group. Management believes the risk of loss to the Group is remote.

Legal proceeding

In October 2003 an action was brought against one subsidiary of the Group and two other major suppliers of back-wires in the United States alleging that one of our products, quick connect receptacle, is not suitable for use and should be withdrawn from the United States markets and all production should be discontinued.

The Group has responded to these allegations and filed a counterclaim, as it believes that this claim is unsubstantiated. The quick connect receptacle has been sold in the United States over the past years and during such period no accidents have been reported in connection with the use of such receptacles. In addition management does not believe that the claimant has evidence of damages nor has the claimant alleged any damages or accidents from the receptacle use in this claim . This action is currently being considered by the Superior Court of the State of California and the United States District Court of South Carolina Charleston Division as to certain procedural matters. At this time and although the Group believes the claims are unsubstantiated, it is too early to assess the eventual outcome of this situation.

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Future rental commitments

The Group uses certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under non-cancellable leases are detailed below:

	Legrand Holding SA
	Sept 30, 2005	Dec 31, 2004
	Euros, in millions
Payable within one year	17.9	18.3
Payable in one to two years	14.9	16.1
Payable in two to three years	11.6	13.1
Payable in three to four years	8.6	6.5
Payable in four to five years	7.5	4.1
Subsequent years	13.0	11.7
	73.5	69.8

7)

Stock-options

The Company has one stock option plan under which stock options may be granted to purchase a specified number of common shares of the Company at an exercise price of € 1.00/share for options granted during the years 2003 and 2004, and € 1.40/share for options granted during 2005, this for a term of 9 years. Pursuant to the terms of the plan, stock options may be granted, at the discretion of the board of directors, to substantially all employees. Employees will not vest, except upon the occurrence of certain specified events, prior to the eight-year anniversary of the date of grant. In addition, the vesting of options is contingent upon the internal rate of return achieved with respect to Lumina Parent’s (the Company’s ultimate parent) investment in the Company. As of June 30, 2005, the Company had 882,653 options available for grant pursuant to existing authorizations under approved plans.

The Group applied IFRS 2 and in consequence recorded a charge of € 1.5 million as at September 30, 2005.

A summary of the activity pursuant to the Company’s stock option plan is presented below:

Nature of the plan : subscription

Balance at the end of 2002	0

Options granted	9,555,516
Options exercised	0
Options cancelled	(597,000)
Balance at the end of 2003	8,958,516

Options granted	2,298,200
Options exercised	0
Options cancelled	(602,200)
Balance at the end of 2004	10,654,516

Options granted	810,000
Options exercised	0
Options cancelled	0
Balance as of Sept 30, 2005	11,464,516

None of the outstanding options is exercisable as of September 30, 2005.

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8)

Reconciliation of IFRS to French GAAP

The tables below show the FRENCH GAAP net income, balance sheets, cash-flow statements and shareholders' equity.

The following reconciliations provide a quantification of the effect of the transition to IFRS. The first reconciliation provides an overview of the impact on equity established under French GAAP of the transition at 1 January 2004, 30 September 2004 and 31 December 2004.

The following reconciliations provide details of the impact of the transition on:

–

Equity at :

o

30 September 2005

o

31 December 2004

o

1st January 2004

–

Net income at :

o

30 September 2005

o

31 December 2004

Consolidated statements of income French GAAP

	Legrand Holding SA
	Nine-month ended Sept 30, 2005	Nine-month ended Sept 30, 2004
	Euros, in millions

Net sales	2,357.5	2,203.2

Operating expenses
Cost of goods sold	(1,238.7)	(1,175.3)
Administrative and selling expenses	(613.6)	(563.0)
Research and development expenses	(191.2)	(186.5)
Other operating income (expense)	6.6	8.7
Amortization of goodwill	(37.0)	(32.3)

Operating income	283.6	254.8

Interest income (expense)	(158.6)	(179.7)
Profit (loses) from disposal of fixed assets	(5.9)	5.1
Other income (expense)	(35.6)	(16.1)

Income before taxes, minority interests
and equity in earnings of investees	83.5	64.1

Income taxes	(49.0)	(43.4)

Net income before minority interests
and equity in earnings of investees	34.5	20.7

Minority interests	(1.8)	(1.0)
Equity in earnings of investees	0.8	2.2

Net income	33.5	21.9

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Consolidated balance sheets French GAAP

	Legrand Holding SA
	Sept 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions

ASSETS

Current assets
Cash and cash equivalents	127.5	68.3	67.9
Marketable securities	1.2	13.1	32.6
Restricted cash	14.7	27.0	37.0
Trade accounts receivable	593.5	495.7	509.9
Deferred income taxes	38.8	30.3	34.7
Other current assets	108.9	124.2	112.1
Inventories	471.4	422.0	385.5
Total current assets	1,356.0	1,180.6	1,179.7

Non current assets
Property, plant and equipment, net	800.0	816.0	914.9
Investments	69.7	18.4	21.8
Goodwill, net	828.5	788.8	810.4
Trademarks, net	1,549.7	1,526.3	1,591.1
Developed Technology, net	268.5	337.7	449.9
Restricted cash	0.0	0.0	90.5
Deferred income taxes	63.9	47.4	32.3
Other non-current assets	41.0	38.9	93.9
Total non current assets	3,621.3	3,573.5	4,004.8

Total assets	4,977.3	4,754.1	5,184.5

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	Legrand Holding SA
	Sept 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term borrowings	352.1	253.8	130.8
Accounts and notes payable	328.6	311.3	252.7
Deferred income taxes	4.1	3.8	3.0
Other current liabilities	367.0	333.3	328.4
Total current liabilities	1,051.8	902.2	714.9

Deferred income taxes	223.4	179.1	168.3
Other non-current liabilities	238.9	225.4	227.3
Borrowings	1,653.5	1,751.2	2,308.8
Subordinated securities	39.2	68.9	108.9
Payment-In-Kind loans (PIK)	1,317.0	1,272.8	1,213.6

Minority interests	21.0	19.5	18.2

Shareholders' equity
Capital stock	759.4	759.4	759.4
Accumulated deficits	(250.1)	(283.6)	(255.8)
Translation reserve	(76.8)	(140.8)	(79.1)
	432.5	335.0	424.5

Total liabilities and shareholders' equity	4,977.3	4,754.1	5,184.5

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Consolidated statements of cash flows French GAAP

	Legrand Holding SA
	Nine-month ended Sept 30, 2005	Nine-month ended Sept 30, 2004
	Euros, in millions

Net income attributable to Legrand Holding	33.5	21.9
Reconciliation of net income to net cash provided from
(used in) operating activities :
- depreciation of tangible assets	105.9	107.6
- amortization of intangible assets	119.8	132.4
- financing charges amortization	2.2	0.0
- changes in long-term deferred taxes	(7.3)	(13.8)
- changes in other long-term assets and liabilities	11.4	(2.7)
- minority interests	1.8	1.0
- equity in earnings of investees	(0.8)	(2.2)
- other items having impacted the cash	58.6	51.0
(Gains) losses on fixed asset disposals	5.1	(5.2)
(Gains) losses on sales of securities	0.1	0.2
Changes in operating assets and liabilities, net of effect
of investments in consolidated entities :
- inventories	(21.4)	(38.0)
- accounts receivable	(68.8)	(29.9)
- accounts and notes payable	6.8	45.8
- other operating assets and liabilities	3.2	41.7
Net cash provided from operating activities	250.1	309.8

Net proceeds from sales of fixed assets	7.0	33.9
Capital expenditures	(76.0)	(64.9)
Changes in other long-term financial assets and liabilities	(0.7)	0.0
Proceeds from sales of marketable securities	24.6	53.6
Investments in marketable securities	(0.1)	(3.4)
Investments in consolidated entities	(31.8)	0.0
Investments in non-consolidated entities	(58.2)	0.1
Net cash (used in) provided from investing activities	(135.2)	19.3

Related to shareholders' equity :
- capital increase	0.0	0.0
- dividends paid by Legrand Holding's subsidiaries	(1.1)	(0.7)
Other financing activities :
- reduction of subordinated securities	(29.7)	(29.2)
- new borrowings	100.0	4.7
- repayment of borrowings	(155.8)	(309.9)
- increase (reduction) of bank overdrafts	25.0	3.6
Net cash (used in) provided from financing activities	(61.6)	(331.5)

Net effect of currency translation on cash	5.9	3.3
Increase (reduction) of cash and cash equivalents	59.2	0.9
Cash and cash equivalents at the beginning of the period	68.3	67.9
Cash and cash equivalents at the end of the period	127.5	68.8

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Consolidated statements of shareholder’s equity French GAAP

		Legrand Holding SA
	Capital	Retained	Translation	Total
	stock, at	earnings	reserve	shareholders'
	par value			equity

Euros, in millions

As of January 1, 2004	759.4	(255.8)	(79.1)	424.5
Net income for the period		(27.8)		(27.8)
Capital increase				0.0
Changes in translation reserve			(61.7)	(61.7)
As of December 31, 2004	759.4	(283.6)	(140.8)	335.0
Net income for the period		33.5		33.5
Capital increase				0.0
Changes in translation reserve			64.0	64.0
As of September 30, 2005	759.4	(250.1)	(76.8)	432.5

The tables below show the French GAAP reconciliations of net equity , net income and cash flows.

SUMMARY RECONCILIATION OF NET EQUITY

	Sept 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions

Net equity compliant with French GAAP	432.5	335.0	424.5

IAS 39 - derivatives	(55.4)	(63.2)	(67.8)
IAS12 - income taxes	(25.4)	(18.9)	(9.9)
IAS 22 - goodwill	129.8	92.7	44.7
IAS 38 - R&D	25.6	19.0	12.9
Minority interests	9.0	7.5	6.2
Translation reserve	(0.7)	(3.9)	(21.6)

Net equity compliant with IFRS	515.4	368.2	389.0

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RECONCILIATION OF NET INCOME

	Nine-month ended Sept 30, 2005	Nine-month ended Sept 30, 2004	Twelve-month ended Dec 31, 2004
	Euros, in millions

Net income compliant with French GAAP	33.5	21.9	(27.8)

IAS 39 (note 23) - derivatives	7.9	0.8	4.6
IAS12 - income taxes	(6.5)	(6.7)	(9.0)
IAS 22 - goodwill	37.0	32.3	48.0
IAS 38 - R&D	6.7	4.6	6.1

Net income compliant with IFRS	78.6	52.9	21.9

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9)

Reconciliation of IFRS to US GAAP

The tables below show the US GAAP reconciliations of net income and net equity

RECONCILIATION OF NET INCOME

	Nine-month ended Sept 30, 2005	Nine-month ended Sept 30, 2004
	Euros, in millions

Net income compliant with US GAAP	71.9	48.3

IAS 38 - R&D	6.7	4.6

Net income compliant with IFRS	78.6	52.9

RECONCILIATION OF NET EQUITY

	Sept 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions

Net equity compliant with US GAAP	480.8	341.7	369.9

IAS 38 - R&D	25.6	19.0	12.9
Minority interests	9.0	7.5	6.2

Net equity compliant with IFRS	515.4	368.2	389.0

LEGRAND SAS IFRS

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

Summary

1

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Consolidated statements of income IFRS

	Legrand SAS
	Nine-month ended Sept 30, 2005	Nine-month ended Sept 30, 2004
	Euros, in millions

Net sales	2,357.5	2,203.2

Operating expenses
Cost of goods sold	(1,238.7)	(1,175.3)
Administrative and selling expenses	(613.2)	(562.8)
Research and development expenses	(180.8)	(179.5)
Other operating income (expense)	(16.0)	(1.9)

Operating income	308.8	283.7

Interest income (expense)	(143.3)	(172.8)
Other income (expense)	5.7	1.4

Income before taxes, minority interests
and equity in earnings of investees	171.2	112.3

Income taxes	(84.7)	(83.6)

Net income before minority interests
and equity in earnings of investees	86.5	28.7

Minority interests	(1.8)	(1.0)
Equity in earnings of investees	0.8	2.2

Net income	85.5	29.9

2

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Consolidated balance sheets IFRS

	Legrand SAS
	Sept 30, 2005	Dec 31, 2004
	Euros, in millions

ASSETS

Current assets
Cash and cash equivalents	127.5	68.3
Marketable securities	1.2	13.1
Restricted cash	14.7	27.0
Trade accounts receivable	593.5	495.7
Deferred income taxes	26.8	30.3
Other current assets	116.9	132.2
Inventories	471.4	422.0
Total current assets	1,352.0	1,188.6

Non current assets
Property, plant and equipment, net	790.4	807.7
Assets available for sale	9.6	8.3

Investments in associates	9.0	12.5
Investments in other companies	60.7	5.9
Goodwill	1,423.2	1,331.1
Trademarks, net	1,549.7	1,526.3
Developed Technology, net	268.5	337.7
Other intangible assets, net	65.5	51.5
Mirror swaps and Swaps associated with TSDI 3	15.0	25.7
Swaps associated to other borrowings	25.8	40.5
Deferred income taxes	36.9	27.4
Other non-current assets	4.3	4.3
Total non-current assets	4,258.6	4,178.9

Total assets	5,610.6	5,367.5

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	Legrand SAS
	Sept 30, 2005	Dec 31, 2004
	Euros, in millions

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term borrowings	309.1	182.0
Accounts and notes payable	328.6	311.3
Deferred income taxes	4.1	3.8
Other current liabilities	400.1	375.9
Total current liabilities	1,041.9	873.0

Deferred income taxes	725.9	717.0
Other non-current liabilities	239.2	229.3
Long-term borrowings	1,042.4	1,138.6
Swaps associated with TSDI 1 & 2	44.2	80.8
Swaps associated with other borrowings	47.5	78.3
Subordinated securities	39.2	68.9

Related party loan	2,038.1	1,943.5

Shareholders' equity
Capital stock	759.4	759.4
Accumulated deficits	(298.7)	(384.1)
Translation reserve	(77.5)	(144.7)
Minority interests	9.0	7.5
	392.2	238.1

Total liabilities and shareholders' equity	5,610.6	5,367.5

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Consolidated statements of cash flows IFRS

	Legrand SAS
	Nine-month ended Sept 30, 2005	Nine-month ended Sept 30, 2004
	Euros, in millions

Net income	85.5	29.9
Reconciliation of net income to net cash provided from
(used in) operating activities:
- depreciation of tangible assets	105.9	107.6
- amortization of intangible assets	85.3	101.6
- financing charges amortization	2.2	0.0
- changes in long-term deferred taxes	(47.9)	27.0
- changes in other long-term assets and liabilities	11.4	(2.7)
- minority interests	1.8	1.0
- equity in earnings of investees	(0.8)	(2.2)
- other items having impacted the cash	49.4	49.7
(Gains) losses on fixed asset disposals	5.1	(5.2)
(Gains) losses on sales of securities	0.1	0.2
Changes in operating assets and liabilities, net of effect
of investments in consolidated entities :
- inventories	(21.4)	(38.0)
- accounts receivable	(68.8)	(29.9)
- accounts and notes payable	6.8	45.8
- other operating assets and liabilities	30.2	13.7
Net cash provided from operating activities	244.8	298.5

Net proceeds from sales of fixed assets	7.0	33.9
Capital expenditures	(88.9)	(73.4)
Changes in other long-term financial assets and liabilities	(0.7)	0.0
Proceeds from sales of marketable securities	24.6	53.6
Investments in marketable securities	(0.1)	(3.4)
Investments in consolidated entities	(31.8)	0.0
Investments in non-consolidated entities	(58.2)	0.1
Net cash (used in) provided from investing activities	(148.1)	10.8

Related to shareholders' equity :
- capital increase	0.0	0.0
- dividends paid by subsidiaries	(1.1)	(0.7)
Other financing activities :
- reduction of subordinated securities	(29.7)	(29.2)
- new borrowings	100.0	4.7
- repayments of borrowings	(137.6)	(290.1)
- debt issuance costs	0.0	0.0
- increase (reduction) of bank overdrafts	25.0	3.6
Net cash (used in) provided from financing activities	(43.4)	(311.7)

Net effect of currency translation on cash	5.9	3.3
Increase (reduction) of cash and cash equivalents	59.2	0.9
Cash and cash equivalents at the beginning of the period	68.3	67.9
Cash and cash equivalents at the end of the period	127.5	68.8

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Accounting policies and details

1)

Basis of presentation and accounting policies

The Group’s consolidated condensed financial statements are prepared in conformity with IFRS.

In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group’s consolidated financial position as of September 30, 2005, and the consolidated results of operations and cash flows for the nine months period ended September 30, 2005. All such adjustments are deemed to be of a normal recurring nature.

2)

Inventories

Inventories are as follows:

	Legrand SAS
	Sept 30, 2005	Dec 31, 2004
	Euros, in millions

Purchased raw materials and components	165.5	143.6
Sub-assemblies, work-in-process	97.5	93.2
Finished goods	273.6	246.9
	536.6	483.7
Less cumulated allowances	(65.2)	(61.7)
	471.4	422.0

3)

Investments

	Legrand SAS
	Sept 30, 2005	Dec 31, 2004
	Euros, in millions

Investments in other companies	60.7	5.9
Investments in associates	9.0	12.5
	69.7	18.4

The main variation of the investments is related to the recent Group’s acquisitions, Van Geel and Zucchini.

4)

Long-term borrowings

Long-term borrowings are can be analyzed as follows:

	Legrand SAS
	Sept 30, 2005	Dec 31, 2004
	Euros, in millions

Facility Agreement	614.5	847.5
8 ½% debentures	322.3	285.2
Other long-term borrowings	116.5	18.3
	1,053.3	1,151.0
Debt issuance costs	(10.9)	(12.4)
	1,042.4	1,138.6

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5)

Short-term borrowings

	Legrand SAS
	Sept 30, 2005	Dec 31, 2004
	Euros, in millions

Current portion of long-term debt	155.6	81.0
Current portion of capital leases	7.6	7.3
Bank overdrafts	86.5	80.9
Other short-term borrowings	59.4	12.8
	309.1	182.0

6)

Commitments and contingencies

The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that, if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

BTicino SpA litigation

In the second half of 2001, approximately 180 current and former employees of BTicino SpA, (BTicino), our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement, which the social security agency could seek to recover from the Group. Management believes the risk of loss to the Group is remote.

Legal proceeding

In October 2003 an action was brought against one subsidiary of the Group and two other major suppliers of back-wires in the United States alleging that one of our products, quick connect receptacle, is not suitable for use and should be withdrawn from the United States markets and all production should be discontinued.

The Group has responded to these allegations and filed a counterclaim, as it believes that this claim is unsubstantiated. The quick connect receptacle has been sold in the United States over the past years and during such period no accidents have been reported in connection with the use of such receptacles. In addition management does not believe that the claimant has evidence of damages nor has the claimant alleged any damages or accidents from the receptacle use in this claim . This action is currently being considered by the Superior Court of the State of California and the United States District Court of South Carolina Charleston Division as to certain procedural matters. At this time and although the Group believes the claims are unsubstantiated, it is too early to assess the eventual outcome of this situation.

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Future rental commitments

The Group uses certain facilities under leases agreements and lease certain equipment. Minimum future rental commitments under non-cancellable leases are detailed below:

	Legrand Holding SA
	Sept 30, 2005	Dec 31, 2004
	Euros, in millions
Payable within one year	17.9	18.3
Payable in one to two years	14.9	16.1
Payable in two to three years	11.6	13.1
Payable in three to four years	8.6	6.5
Payable in four to five years	7.5	4.1
Subsequent years	13.0	11.7
	73.5	69.8

7)

Stock-options

In May 1999, the shareholders authorized the company to issue, until May 2004, up to 700,000 options to purchase or subscribe to common shares or preferred, non-voting shares. This option plan was opened to all French employees. On December 13, 1999, the company established a new plan for the purchase of common shares, open to all French employees meeting certain limited employment qualifications. The exercise price is equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to December 13. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. Options granted do not vest for 5 years subsequent to the date of the grant and are forfeited if the employee is dismissed for wilful misconduct.

On November 21, 2000, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications, which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date.

On November 13, 2001, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications, which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 13, 2001. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

Holders of stock options granted by Legrand SA (other than holders of stock options granted in 2001) have the right to exchange the common and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares’ pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand SA.

On December 10, 2002, Legrand SAS and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to Legrand SAS, if Legrand SAS so wishes, and Legrand SAS has agreed to purchase, if Schneider so wishes, all common and preferred non-voting shares of Legrand SA held by Schneider as a result of the exercise of such stock options. The call options are exercisable by Legrand SAS for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and in no event later than twelve months after such date.

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Options subject to Schneider’s stock options undertaking have exercise periods that continue through and until November 2007.

The shareholders' meeting of Legrand SA approved major distribution of reserves for € 375 million in 2003 and for € 675 million beginning 2004. In consequence the value and the number of options have been adjusted.

Nature of the plans	subscription		purchase
Dates of attribution of options	2000	2001	1999
Nature of shares offered	common	common	common
Number of grantees	8,999	9,122	8,814
Exercisable from	11-2005	11-2005	12-2004
Exercisable until	11-2007	11-2008	12-2006
Option price (in Euros) before retained earnings distribution	191.50	143.00	222.00
Option price (in Euros) after retained earnings distribution	140.19	104.68	162.51
Number of options granted	124,240	178,766	85,708
Options cancelled	(18)		(4,508)
Balance at the end of 2002	124,222	178,766	81,200
New options issued from retained earnings distribution as at Nov 15, 2003	16,218	21,353	11,998
Options exercised
Options cancelled	(372)	(372)	(376)
Balance at the end of 2003	140,068	199,747	92,822
New options issued from retained earnings distribution as at Mar 30, 2004	38,002	52,996	28,963
Options exercised
Options cancelled	(9)		(7)
Balance at the end of 2004	178,061	252,743	121,778
Options exercised	99
Options cancelled	95	95	66
Balance at the end of Sept 30, 2005	177,867	252,648	121,712

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A.

Date: November 22, 2005	By:	/s/ PATRICE SOUDAN

	Name:	Patrice Soudan
	Title:	Chief Financial Officer